SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D, except to the extent such Instruction C Person is a Reporting Person in which case such Instruction C Person’s beneficial ownership is as set forth in Item 5 of the Schedule 13D.

REPORTING PERSON: MULTICOIN CAPITAL MASTER FUND, LP, A CAYMAN ISLANDS LIMITED PARTNERSHIP (“MCMF LP”)

Multicoin Capital Fund GP I, LLC (“MCF GPI”) serves as the general partner of MCMF LP. The business address of MCF GPI is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange St., Wilmington, New Castle, Delaware, 19801. Its principal occupation is serving as the general partner of MCMF LP. MCF GPI is a Delaware limited liability company.

Multicoin Capital GP, LLC (“MC GP”), serves as the managing member of MCF GPI. The business address of MC GP is 501 West Avenue, Suite 3901, Austin, TX 78701. The principal occupation of MC GP is serving as managing member of MCF GPI. MC GP is a Texas limited liability company.

Mr. Jain serves as the manager of MC GP. Mr. Jain is a Reporting Persons.